September 21, 2005

Mail Stop 4561

Reynolds C. Bish
President and Chief Executive Officer
Captiva Software Corporation
10145 Pacific Heights Boulevard
San Diego, CA 92121

      Re:	Captiva Software Corporation
		Registration Statement on Form S-3
      Filed September 2, 2005
		File No. 333-128105

		Annual Report on Form 10-K for December 31, 2004
		Filed March 15, 2005
		File No. 0-22292

Dear Mr. Bish:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Selling Security Holders, pages 9-10
1. Please revise the disclosure in this section to list the selling security holders as of the date of the registration statement or of the most recent amendment and not as of July 31, 2005. In this regard, please see Item 507 of Regulation S-K and, by analogy, Item
403 of Regulation S-K.

Form 10-K
Item 9A. Controls and Procedures, pages 34-35
2. We note your statement that your disclosure controls and procedures were "adequate and sufficient to ensure..." Please confirm, if true, that that your disclosure controls and procedures were "effective." If you can not so confirm, please tell us why your disclosure controls and procedures were not effective. If applicable, please also confirm that you will make similar disclosures in your future filings. In this regard, please see Item
307 of Regulation S-K and Rule 13a-15(b) of the Securities and Exchange Act of 1934.

***********************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Hugh Fuller, the examiner on this filing, at
(202) 551-3853 or Anne Nguyen, the Special Counsel, at (202) 551-
3611
with any questions.

      					Sincerely,


      					Mark P. Shuman
      					Branch Chief - Legal


CC:	William Bradford Weller
	Captiva Software Corporation

      Lance W. Bridges
	Cooley Godward LLP